Jerry A. Felts

Chief Financial Officer

July 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Gregory Dundas, Senior Counsel

Re:	Bank of Granite Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Definitive Proxy Statement on Schedule 14A Filed April 15, 2011
File No. 000-15956

Ladies and Gentlemen:

We received a letter from the Division of Corporate Finance concerning a review of the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed March 31, 2011 and its Definitive Proxy Statement on Schedule 14A filed April 15, 2011, including comments on these filings. This letter is delivered in response to your comments dated June 23, 2011 using the same numbering system included in the staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Capital Requirements, Page 6

1.    Comment:

We note your response to comment 1 of our letter dated May 20, 2011. We reissue our comment requesting that you please tell us, and disclose in your amended 10-K, the extent to which each of the steps has been accomplished. To be clear, we are requesting a general summary of the steps you have taken as a result of the order, not an exact quantification of your level of compliance. Similarly, we are requesting a clarification of the phrase “capital enhancing transactions and strategies,” not disclosure of the details of such activities. Provide updated disclosure in future filings as appropriate.

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	Phone 828.322.5343 Facsimile 828.324.4217 jfelts@bankofgranite.com

Response:

The following summary will be inserted below the listed components of the Order on Page 6 and Note 2.

The significant activities by the Bank to respond to the Order have included:

➢	Seeking interested parties to make capital infusions in the Bank or acquire the Bank and to support those due diligence activities as they occurred.

➢	The operating plan has been to deleverage the Bank to reduce regulatory capital requirements and to reduce all expenses, primary of which has been personnel costs to improve operating results before credit costs.

➢	We ceased making new real estate development loans in June 2009. We have been aggressive in reducing the existing real estate portfolio through stringent renewal terms and aggressive resolution by short sale, deed in lieu or other legal processes. We have added seasoned workout specialists to the credit administration group to manage the watch and classified loan portfolio, which has accelerated the resolution process.

➢	The liquidity and asset liability management activity has included more timely reporting and evaluation of loan and deposit rates and forecasting cash and investment liquidity levels and monitoring same.

➢	We disclosed the current merger agreement in the March 31, 2011 Form 10-Q.

With respect to the “capital enhancing transactions and strategies” phrase, the inclusion of the compliance summary above would have obviated the inclusion of the phrase. A better phrase would have been a more direct “capital raising activities”. While we report to the regulators, the active interest of parties in the quarterly reports, the danger of misleading interpretation of those activities was the overriding concern for public reporting. The phrase will be deleted in the revised filing.

Management’s Discussion and Analysis, Page 17

Overview

2.     Comment:

We note your response to comment 2 of our letter dated May 20, 2011. Please disclose this information in your amended 10-K.

Response:

We will comply.

Troubled Debt Restructures, Page 26

3.    Comment:

We note your response to comment 5 of our letter dated May 20, 2011. In this response you state that $7.4 million of the $21.7 million in TDRs pertain to principal and interest forgiveness. Please provide us with a description of the modifications made on the remaining $14.3 million in TDRs as of December 31, 2010 and refer back to our prior comment 5 to include a response incorporating all the information requested in the bullets. Also please confirm that you plan to revise future filings to include a broader discussion of the TDRs.

Response:

With respect to the residual $14.3 million, at December 31, 2010 no loans in the population had any form of forgiveness. However, $6.8 million of the $14.3 million were making interest only payments and as stated in the financial statements, all were deemed impaired. All of the $6.8 million loans have since been converted to OREO or are in late stage bankruptcy or deed in lieu process at this date. The remaining $7.5 million relate to loans that have been restructured in a manner that reduces payments and therefore delays cash flows to a degree that the present value of the payments is significantly different than the original payment structure. All of these loans are meeting the payment terms to date.

We do not return restructured loans to accrual status until at least six payments have been made under the revised terms. All of the restructure concessions at December 31, 2010 were for the remaining life of the loans. No formal obligations for concessions are committed beyond maturity dates, and our policy is not to schedule maturity for any restructured loans beyond one year.

We will add additional disclosures similar to the above in future filings.

Financial Statements

Note 4 – Loans, Page 46

4.    Comment:

We note your response to comment 7 of our letter dated May 20, 2011 including your statement that the Bank has not originated any residential mortgage loans in at least the last eight years (the mortgage subsidiary ceased origination in mid-2009). Please confirm that you did not have any residential real estate loans as of December 31, 2009 and 2010, and revise future filings to clearly disclose this fact.

Response:

We do confirm that there were no residential mortgage loans at cited dates and will assert.

Principal Holders of Voting Securities, Page 2 of Definitive Proxy Statement on Schedule 14A

5.    Comment:

We note your response to comment 8 of our letter dated May 20, 2011. Please include this disclosure in Item 12 of your amended 10-K, and please note that we may have additional comments once we have reviewed your disclosure.

Response:

We will comply.

Executive Compensation, Page 15 of Definitive Proxy Statement on Schedule 14A

6.    Comment:

We note your response to comment 9 of our letter dated May 20, 2011. Please revise Item 11 of your amended 10-K to specifically incorporate by reference the section entitled “Director Compensation” in your Definitive Proxy Statement on Schedule 14A.

Response:

We will comply.

Exhibits 31.1 and 31.2

7.    Comment:

We note your response to comment 10 of our letter dated May 20, 2011. Please note that we may have additional comments once we have reviewed your new, corrected certifications.

Response:

Corrected certifications are attached.

We believe that the Company has adequately addressed all of the concerns and comments included in the staff’s letter dated June 23, 2011. We appreciate your review of these responses. If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above. Thank you for your consideration.

Sincerely yours,

Bank of Granite Corporation

/s/ Jerry A. Felts
Jerry A. Felts
Chief Operating Officer and
Chief Financial Officer

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

Certification

I, R. Scott Anderson, certify that:

1.	I have reviewed this report on Form 10-K/A of Bank of Granite Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2011	By:	/s/ R. Scott Anderson
R. Scott Anderson
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

Certification

I, Jerry A. Felts, certify that:

1.	I have reviewed this report on Form 10-K/A of Bank of Granite Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2011	By:	/s/ Jerry A. Felts
Jerry A. Felts
Chief Financial Officer and Principal Accounting Officer